

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2012

Via E-mail
J. Gregory Holloway
Vice President, General Counsel and Secretary
USA Compression Partners, LP
100 Congress Avenue, Suite 450
Austin, Texas 78701

>   **Re: USA Compression Partners, LP**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed December 21, 2011**
>   **File No. 333-174803**

Dear Mr. Holloway:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Our Cash Distribution Policy and Restrictions on Distributions, page 47

Assumptions and Considerations, page 55

Selling, general and administrative expense, page 57

1.   You state on page 125 that in connection with the closing of this offering, the general partner intends to adopt a 2011 Long-Term Incentive Plan, or LTIP, primarily for the benefit of your subsidiaries and your general partner's eligible officers, employees and directors. We assume that you have not included any expense related to these possible LTIP awards since no final decision has been made. If our assumption is correct, please disclose this as one of your assumptions underlying your forecasted amount of operating

and administrative expenses so that investors may better understand how a decision on this matter may impact your estimated cash distributions.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Catherine Brown, Staff Attorney, at (202) 551- 3513, or me, at (202) 551-3720, with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Sean T. Wheeler, Esq.
Latham & Watkins LLP